Exhibit a(4)


            [Form Of E-Mail To Employees Accompanying Offer To Grant]

November 19, 2002

Dear Employee Option Holder:

Genesys recognizes that many of the stock options granted under Genesys S.A.'s Stock Incentive Plan and the 1998 French Option Plan may not be providing the intended incentive to our valued employees. In fact, the current economic and industry downturn has resulted in many stock options currently held by employees being 'underwater', that is, with a grant price that is well above the current market price of our ordinary shares.

Accordingly, we are pleased to commence the offer to eligible employees to renounce their right to their existing options for new options expected to be granted on or about our first regularly schedule board meeting following the end of the six-month and one-day period following the date the renounced eligible options are cancelled, subject to certain conditions. Our goal is to ensure that stock options continue to fuel employee commitment, motivation and enthusiasm, and our ability to attract and retain the talent so important to our long-term success.

There are many important details regarding this voluntary offer contained in the Offer to Grant and other related documents that accompany this letter, and you are urged to read these materials thoroughly. However, some key elements of the offer are worth highlighting:

     o Eligible options are only those options granted under Genesys S.A.'s Stock Incentive Plan and/or the 1998 French Option Plan. We will grant one new option for every eligible option renounced and cancelled in the offer.

     o The terms and conditions of the new options will be substantially similar to the terms and conditions of your eligible options that are tendered and accepted for exchange.

     o The per share exercise price of the new options granted to you will equal 100% of the market price of our ordinary shares on the date we grant the new options.

     o If you are eligible and decide to tender any of your eligible options, you must tender all of such options. Of course, the decision to participate is your own.

This offer is not open to the public. It is extended only to eligible employees of Genesys or one of its subsidiaries as outlined in the Offer to Grant. The offer is also only available to U.S. residents. The information provided in the Offer to Grant goes into greater detail on the eligibility requirements.

There is no way to predict what the price of our ordinary shares will be between now and the date we grant the new options, or thereafter. It is possible that the market price of our ordinary shares on the date of grant of any new options will be higher than the current exercise price of eligible options. Thus, eligible employees should make a decision to participate in this offer only after careful, considered thought. Genesys makes no recommendation as to whether you should participate in this offer.

If you decide to tender your eligible options for exchange under this offer, you must properly complete and submit the signature page to the acceptance letter NO LATER THAN 11:59 P.M. eastern daylight savings time, WEDNESDAY, DECEMBER 18, 2002, by regular external mail or facsimile. E-MAIL DELIVERY AND ANY FORM OF INTEROFFICE MAIL CANNOT BE ACCEPTED.

Submit your forms or forward any questions you might have about the offer to:

Genesys S.A.
Attention: Mr. Patrick Janel
L'Acropole
954-980 Avenue Jean Mermoz
CS  69004 34967, Montpellier Cedex 2
France
Telephone:  +33 4 99 13 27 93
Facsimile:  +33 4 99 13 25 31


Highly motivated employees are critical to making Genesys the most valued company to our customers, shareholders, and employees and we hope that this program will further that goal. We thank you for your continued efforts on behalf of Genesys.

Sincerely,

/s/ Francois Legros
---------------------
Francois Legros